                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*


                         Chart House Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   160902102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              JOSEPH M. PAOLUCCI, EQUITY GROUP INVESTMENTS, L.L.C.
      Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3885
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 26, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    160902102            13D                         PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Samstock, L.L.C.
        36-4156890
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    4,554,279 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    778,800
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,775,479 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,554,279 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO.   160902102             13D                         PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Samstock/ZFT, L.L.C.
        36-3022976
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,775,479 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,775,479 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO.   160902102             13D                         PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      F. Philip Handy, Trustee of Blaine Trust
      59-6963521
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,775,479 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,775,479 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO.  160902102              13D                         PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        MelChart, L.L.C.
        36-4183204
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,775,479 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,775,479 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

CUSIP NO. 160902102               13D                         PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      F. Philip Handy
      ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,245
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    20,000 (2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,245
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,795,479 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,798,724 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2) Includes 20,000 shares held by the Handy Family Partnership, a family limited partnership, which Mr. Handy is deemed to beneficially own through its corporate general partner. Pursuant to Rule 13d-4, Mr. Handy disclaims beneficial ownership with respect to 19,800 of such shares that are attributable to the limited partners of the Handy Family Partnership.

CUSIP NO.   160902102             13D                         PAGE 7 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Samstock/Alpha, L.L.C.
       36-3002855
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,775,479 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,775,479 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
              CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL
                    HAVE THE SAME MEANING AS THEY HAVE IN THE
                      SCHEDULE 13D AND AMENDMENTS THERETO.


Item 3.   Source and Amount of Funds or Other Consideration

          Item 3. is hereby amended to add the following:

          On the dates listed, Samstock purchased the following shares in the open market for the total consideration listed next to the number of shares:

                              TOTAL CONSIDERATION
            DATE    NUMBER OF SHARES    (INCLUSIVE OF COMMISSIONS)
            ----    ----------------    --------------------------
          8/15/00        11,000                $63,582.20
          8/16/00         4,000                 22,780.00

          All of the above purchases were paid from Samstock's working capital.


Item 5.   Interest in Securities of the Issuer

          Item 5. is hereby amended to add the following:

          (a) and (b) To the best knowledge of the Stockholders, there are 11,806,666 shares of Common Stock issued and outstanding as of the date hereof, as reported by the Issuer in its Form 10-K for the year ended December 25, 2000. As of the date hereof, the 3,775,479 shares of Common Stock owned in the aggregate by the Stockholders, and as to which they share dispositive power, represent approximately 32.0% of the Common Stock issued and outstanding. Such Common Stock is held as follows:


                    HOLDERS                 SHARES
                    -------                 ------

                    Samstock             2,471,372
                    Samstock/ZFT           705,808
                    Samstock/Alpha         198,203
                    FPH Trustee            197,879
                    MelChart               202,217
                                         ---------

                    TOTAL:               3,775,479
                                         =========



          In addition to the 3,775,479 shares of Common Stock beneficially owned in the aggregate by the Stockholders, Samstock owns an additional 778,800 shares of Common Stock. Accordingly, Samstock has sole voting and dispositive power with respect to 4,554,279 and 778,800 shares, respectively, and shared dispositive power with respect to 3,775,479 shares of Common Stock. The 4,554,279 shares of Common Stock beneficially owned by Samstock represent approximately 38.6% of the Common Stock issued and outstanding.

          In addition to the 3,775,479 shares of Common Stock beneficially owned in the aggregate by the Stockholders, F. Philip Handy is deemed to beneficially own 3,245 shares and 20,000 shares personally and as the sole owner of the corporate general partner of the Handy Family Partnership, respectively. Accordingly, Mr. Handy has sole voting and dispositive power with respect to 3,245 shares and has shared voting and dispositive power with respect to 20,000 and 3,795,479 shares, respectively. The 3,798,724 shares of Common Stock beneficially owned by Mr. Handy, represent approximately 32.2% of the Common Stock issued and outstanding. Pursuant to 13d-4, Mr. Handy disclaims beneficial ownership of 19,800 shares that are attributable to the limited partners of the Handy Family Partnership.

          Subject to the limitations of the Second Amended Standstill, pursuant to an Amended Stockholders' Agreement, Samstock has the sole power to vote or to direct the vote of the 3,775,479 shares of Common Stock owned in the aggregate by the Stockholders. Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock subject to certain limitations under the Amended Stockholders' Agreement attached as Exhibit 2.4 to Amendment Number 6 to Schedule 13D.

          As of the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders any of the reporting group members or any of the persons listed in Appendix A to the Schedule 13D, owns any shares of Common Stock other than shares of Common Stock owned by the Stockholders, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act, and except as follows: (i) Samuel Zell beneficially owns 719 shares of Common Stock and options to purchase 4,151 shares; and (ii) Richard Melman as trustee of the Melman Trust beneficially owns 43,478 shares of Common Stock.

          (c) During the last 60 days, there have been no transactions in the Common Stock effected by the Stockholders, or to the best knowledge of the Stockholders, by any of the reporting group members or the persons listed in Appendix A to the Schedule 13D.


          Item 6.

          2000 -- 2001 FINANCING AGREEMENTS

          Subordinated Loans

          The Issuer, through its subsidiary Chart House, Inc., has entered into subordinated financing arrangements with EGI-Fund (00) Investors, L.L.C. ("Fund (00)") and EGI-Fund (01) Investors, L.L.C. ("Standby Purchaser") both of which are affiliates of Samstock. Pursuant to these arrangements, the Issuer has borrowed $2,000,000 from Fund (00) and is permitted to borrow up to $11,000,000 from Standby Purchaser. The outstanding principal balance of the loans ("Subordinated Loans") from Standby Purchaser as of March 27, 2001 was $2,555,100. The Subor-dinated Loans are unsecured and are subordinated to amounts owing under credit agreements with the Issuer's senior lenders. Borrowings under the Subordinated Loan facilities have been used by the Issuer to pay outstanding amounts due to contractors and complete ongoing restaurant construction and maintenance expenditures, and for working capital purposes. Copies of the financing documents are attached as Exhibits 10.18 through 10.23 of the Issuer's registration statement on Form S-2 filed March 27, 2001 (the "Registration Statement").


          Rights Offering

          The terms of the Subordinated Loans require the Issuer to conduct a rights offering ("Rights Offering") of the Issuer's 10% series A senior convertible redeemable preferred shares ("Series A Preferred Shares"), and to use the gross proceeds of the Rights Offering, in part, to repay the Subordinated Loans (provided that up to $5,000,000 of the Subordinated Loans may remain outstanding after application of the gross proceeds). A description of the Series A Preferred Shares is contained in the Registration Statement under the heading "DESCRIPTION OF CAPITAL STOCK -- Series A Preferred Shares."

          In connection with the Rights Offering, Standby Purchaser has entered into a Standby Purchase Agreement with the Issuer, a copy of which is attached as Exhibit 5 hereto, pursuant to which it has agreed to act as a standby purchaser of the Series A Preferred Shares to ensure that up to $8.5 million in gross proceeds are raised. Under the agreement, Standby Purchaser is obligated to purchase at the same price offered to the Issuer's stockholders, all Series A Preferred Shares not subscribed for by the stockholders in the Rights Offering, including pursuant to basic subscription rights and any oversubcription rights. The subscription price for Series A Preferred Shares will be the lower of (i) the average closing price of the Issuer's common stock over the 20 trading days immediately preceding the date of mailing of the Rights Offering to stockholders or (ii) $2.25 per share, not to exceed $8.5 million in the aggregate. The subscription price cannot be determined until the day immediately preceding the mailing of the Rights Offering to stockholders, and the final amount of gross offering proceeds (not to exceed $8.5 million and assuming all rights offered are subscribed for) has not yet been determined by the Issuer; accordingly, the number of Series A Preferred Shares that Standby Purchaser will be required to purchase cannot be determined until the day immediately preceding the closing date of the Rights Offering. Nevertheless, assuming that the offering price is $2.25 per Series A Preferred Share and the gross offering proceeds of the Rights Offering (assuming all shares offered are sold) are $8.5 million, then: (i) if no stockholders exercise any of their rights, Standby Purchaser would purchase 3,777,778 Series A Preferred Shares; (ii) if all of the stockholders (other than Standby Purchaser affiliates) exercise all of their basic subscription rights (but no oversubscription rights), Standby Purchaser would purchase 1,329,444 Series A Preferred Shares; and (iii) if the stockholders exercise some or all of the basic subscription and/or oversubcription rights, Standby Purchaser would purchase between 0 and 1,329,444 Series A Preferred Shares.

          The authorized number of directors comprising the Issuer's Board of Directors is currently eight. Pursuant to the Standby Purchase Agreement, the Issuer has agreed that prior to the closing of the Rights Offering, it will not increase the number of directors on its Board of Directors beyond eight, and Standby Purchaser and its affiliates will have the right to designate a total of four of the eight directors. This number includes any directors that Samstock and its affiliates are permitted to designate under a Second Amended and Restated Standstill Agreement, attached as Exhibit 2.3 hereto. Upon the closing of the Rights Offering, Standby Purchaser will have the right to designate that number of directors that, together with the number of director designees to which Samstock and its affiliates are entitled, represents at least the percentage of the entire Board of Directors equal to the percentage of the Issuer's outstanding common stock, on a fully diluted basis, held by Standby Purchaser and its affiliates.

          Under the Standby Purchase Agreement, until the closing of the Rights Offering, the Issuer has agreed that, subject to satisfying the stock-holder approval requirement under Section 312 of the New York Stock Exchange Listed Issuer Manual, if applicable, or obtaining a waiver of such requirement from the New York Stock Exchange, if any stockholder would beneficially own 20% or more of the Issuer's outstanding common stock and, upon the closing of the Rights Offering, the Series A Preferred Shares on an as converted basis, Standby Purchaser and its affiliates (including certain of the reporting persons filing this statement) will have the right to purchase from the Issuer, at a reasonable price and upon other reasonable terms of sale to then be agreed upon in good faith, a sufficient amount of the Issuer's common stock or other securities so that, after taking such amount of common stock or other securities into account, upon the closing of the Rights Offering, Standby Purchaser and its affiliates would beneficially own more than 50% of the Issuer's outstanding voting equity securities on a fully diluted basis.

          The Issuer has also agreed not to approve or consummate, prior to the closing of the Rights Offering, a "business combination" with any "interested stockholder" (as defined in the Issuer's Certificate of Incorporation and Section 203 of the Delaware General Corporation Law) other than Standby Purchaser or its affiliates, who becomes an interested stockholder before the closing of the Rights Offering, without Standby Purchaser's prior written consent, provided, however, that this prohibition will not apply in certain specified circumstances subject to, among other things, the Issuer's payment to Standby Purchaser of a fee of $675,000. In addition, until the closing of the Rights Offering, the Issuer has agreed not to enter into a refinancing or recapitalization transaction in which Standby Purchaser or its affiliates are not the source of funds, provided that this prohibition is subject to exceptions in certain circumstances and provided that the Issuer pay to Standby Purchaser a fee of $810,000.

          Under the Standby Purchaser Agreement, as compensation for Standby Purchaser's commitment under the standby purchaser agreement the Issuer has agreed to pay to Standby Purchaser a fee of $400,000 upon the closing of the Rights Offering, and to reimburse Standby Purchaser for its transaction fees and expenses related to the Rights Offering, up to $125,000 in the aggregate.

          Under the Standby Purchase Agreement, the Issuer has granted to Standby Purchaser certain rights to require the Issuer to register the Series A Preferred shares (and the shares of common stock into which they are convertible) purchased by Standby Purchaser and its affiliates.

          Approval by Special Committee

          A Special Committee comprised of disinterested and independent members of the Issuer's Board of Directors unanimously approved the Subordinated Loans and Standby Purchase Agreement described above. The Special Committee was advised by independent legal counsel and received a written opinion of Duff & Phelps LLC, its financial advisor, concerning the fairness of the Rights Offering.

                                   SIGNATURES

          After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: April 12, 2001



                               SAMSTOCK, L.L.C.



                               By:  /s/  Donald J. Liebentritt
                                    ----------------------------

                                    Its: Vice President




                               SAMSTOCK/ZFT, L.L.C.



                               By:  /s/  Donald J. Liebentritt
                                    ----------------------------

                                    Its: Vice President




                               SAMSTOCK/ALPHA, L.L.C.



                               By:  /s/  Donald J. Liebentritt
                                    ----------------------------

                                    Its: Vice President



                               /s/ F. Philip Handy
                               -------------------

                               F. Philip Handy



                               /s/ F. Philip Handy
                               -------------------

                               F. Philip Handy, as Trustee of the Blaine Trust

                               MELCHART, L.L.C.



                               By:  /s/ Richard Melman
                                    ----------------------------

                                    Richard Melman, its manager, by Donald J.
                                    Liebentritt under Power of Attorney

                                  EXHIBIT INDEX

EXHIBIT NUMBER

                DESCRIPTION
                -----------


         1      Stock Purchase and Sale Agreement, dated as of March 10, 1997*

        1.1     Distribution and Contribution Agreement, dated as of October 1,
                1997*

        1.2 Stock Purchase and Sale Agreement, dated as of October 1, 1997 (MelChart)*

        1.3 Stock Purchase and Sale Agreement, dated as of October 1, 1997 (Rivera)*

         2      Standstill Agreement, dated as of March 10, 1997*

        2.1 Amended and Restated Standstill Agreement, dated as of October 1, 1997*

        2.2     Stockholders' Agreement, dated as of October 1, 1997*

        2.3 Second Amended and Restated Standstill Agreement, dated as of March 31, 1999*

        2.4 Amended and Restated Stockholders' Agreement, dated as of March 31, 1999*

        2.5     EGI - Chart House Joinder dated as of December 10, 1999*

         3      Option Agreement, dated as May 12, 1997*

        3.1     Amended and Restated Option Agreement, dated as of October 1,
                1997*

        3.2 Second Amended and Restated Option Agreement, dated as of December 10, 1999*

         4      Share letter, dated July 29, 1997*

         5      Standby Purchase Agreement, dated as of March 26, 2001

        24      Power of Attorney, dated June 30, 2000*



* Previously filed.

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